Exhibit 99.1

Investors May Contact:

Ryan Marsh

Treasurer

(770) 418-8211

investor@asburyauto.com

Reporters May Contact:

Anna Okula

Porter Novelli

(404) 995-4554

anna.okula@porternovelli.com

Asbury Automotive Group Announces Retirement of

Vice President of Human Resources Philip R. Johnson;

Joseph G. Parham, Jr. to Succeed Him

DULUTH, GA, April 28, 2010 - Asbury Automotive Group, Inc. (NYSE: ABG), one of the largest automotive retail and service companies in the U.S., today announced that Philip R. (Phil) Johnson, Vice President of Human Resources, plans to retire effective July 1, 2010. Asbury has named Joseph G. (Joe) Parham, Jr. to succeed Johnson.

President and CEO Charles Oglesby said, “On behalf of everyone at Asbury, we would like to thank Phil for his 10 years of service, and the tremendous value he has brought to the company during this time. Over the next couple of months, Phil will work with Joe to ensure a seamless transition of leadership for the company. We will miss Phil, and wish him all the best in his future endeavors.”

Johnson added, “Over the last decade, few companies have faced as many different challenges as we have at Asbury. The opportunity to be a part of these changes was a once-in-a-lifetime experience. Because our future is so bright, I am excited to pass the HR leadership baton to Joe Parham, who will bring a new set of ideas, enthusiasm and optimism to our company. I leave Asbury with not only a great sense of accomplishment, but also many cherished friendships.”

Parham, Johnson’s successor, was most recently Senior Vice President of Human Resources at Acuity Brands, Inc., a $2.4 billion lighting fixtures and specialty cleaning chemicals company in Atlanta. Prior to that, he served as

Senior Vice President of Human Resources at National Service Industries, Inc. From 1983 to 2000, he held various positions within Polaroid Corporation, such as President and COO of Polaroid Eyewear, Senior Vice President of Global Human Resources and Senior Director of Global Logistics and Customer Service. Parham holds both a B.S.B.A in Management and an M.B.A in Economics from Babson College in Wellesley, Massachusetts.

“We are fortunate to have a leader such as Joe Parham taking over the chief HR position, and to build on the company’s great track record of employee engagement,” Oglesby stated. “He brings to Asbury tremendous experience in the human resources field, and has a broad background that will no doubt benefit the company in many different ways. We look forward to the fresh ideas Joe will bring to us in the near future.”

Parham commented, “I am very excited about the opportunity to augment the human resource organization Phil and his team have developed. One of HR’s major responsibilities is to facilitate and enable the achievement of Asbury Automotive Group’s strategic objectives while maintaining that ever-important entrepreneurial spirit. I look forward to partnering and collaborating with the great dealership and corporate staff Asbury has built.”

About Asbury Automotive Group

Asbury Automotive Group, Inc. (“Asbury”), headquartered in Duluth, Georgia, a suburb of Atlanta, is one of the largest automotive retailers in the U.S. Built through a combination of organic growth and a series of strategic acquisitions, Asbury currently operates 80 retail auto stores, encompassing 107 franchises for the sale and servicing of 38 different brands of American, European and Asian automobiles. Asbury offers customers an extensive range of automotive products and services, including new and used vehicle sales and related financing and insurance, vehicle maintenance and repair services, replacement parts and service contracts.

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